November 29, 2012	Rajib Chanda 202-508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust II (Registration Nos. 033-43089 and 811-06431)

Ladies and Gentlemen:

On behalf of Managers Trust II (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 49 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). The Trust is filing an acceleration request separately, and, as we mentioned to you, the Trust seeks to have the Registration Statement declared effective at 12:00 p.m. Washington, D.C. time on Friday, November 30, 2012.

The Amendment relates solely to Managers Investor Class (formerly Class A), Class C, Service Class and Institutional Class shares of AMG GW&K Fixed Income Fund (formerly Managers Fixed Income Fund), a series of the Trust. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series or class of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda